UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Month of July 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INVESTOR CONTACT: Kip E. Meintzer Check Point Software +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software +1.650.628.2260 press@checkpoint.com

Check Point Software Reports 2025 Second Quarter Financial Results

Tel Aviv, Israel – Wednesday, July 30, 2025 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended June 30th, 2025.

Second Quarter 2025 Financial Highlights:

•          Total Revenues: $665 million, a 6 percent increase year over year

•          Products & Licenses Revenues: $132 million, a 12 percent increase year over year

•          Security Subscriptions Revenues: $298 million, a 10 percent increase year over year

•          Calculated Billings*: $642 million, a 4 percent increase year over year

•          Remaining Performance Obligation (RPO)**: $2.4 billion, a 6 percent increase year over year

•          GAAP Operating Income: $204 million, representing 31 percent of total revenues

•          Non-GAAP Operating Income: $271 million, representing 41 percent of total revenues

•          GAAP EPS: $1.84, a 6 percent increase year over year

•          Non-GAAP EPS: $2.37, a 9 percent increase year over year

“We delivered solid second-quarter results, driven by growth in our emerging technologies portfolio including Email, SASE, and Enterprise Risk Management. Quantum Force appliances continued a double-digit growth trajectory, reflecting strong customer trust in our innovation and prevention-first ethos,” said CEO Nadav Zafrir. “We continued to advance our strategic roadmap with the acquisition of Veriti, strengthening the Infinity platform’s open-garden architecture. The third quarter is shaping up well with strong July indicators. We have a healthy pipeline heading into the second half of the year underscoring our full-year outlook.”

Financial Commentary

Cash Balances, Marketable Securities & Short-Term Deposits: $2,913 million as of June 30, 2025, compared to $3,058 million as of June 30, 2024. The decrease in cash is primarily a result of $186 million and $84 million net of cash consideration utilized for Cyberint Ltd. and Veriti Ltd acquisitions in 2024 and 2025, respectively.

Share Repurchase Program: During the second quarter of 2025, the company re-purchased approximately 1.5 million shares at a total cost of approximately $325 million.

Cash Flow: Cash flow from operations in the second quarter of 2025 was $262 million, which included $50 million in benefit related to our currency hedging transactions, while acquisition-related costs were $6 million. This compares to $200 million in the second quarter of 2024, which included $14 million of expenses related to our currency hedging transactions, while acquisition-related costs were insignificant.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

 * Calculated Billings is a measure that we defined as total revenues recognized in accordance with GAAP plus the change in Total Deferred Revenues during the period.
 ** Remaining Performance Obligation (RPO) is a measure that represents the total value of non-cancellable contracted products and/or services that are yet to be recognized as Revenue as of June 30, 2025.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 30, 2025, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	Oppenheimer 28th Annual Virtual Technology, Internet & Communications Conference August 13, 2025 – Virtual 1x1’s

•	NASDAQ 5th Annual Asia Virtual Conference August 19 - 21, 2025 – Virtual 1x1’s

•	Deutsche Bank 2025 Technology Conference August 27 - 28, 2025, Dana Point, CA – 1x1’s

•	Citi 2025 Global Technology Conference September 3-5, 2025, New York, NY – Fireside Chat & 1x1’s

•	Goldman Sachs 2025 Communicopia + Technology Conference September 8, 2025, San Francisco, CA – Fireside Chat &1x1’s

•	Jefferies TechTrek 2025 Conference September 9-10, 2025, Tel Aviv, Israel– Fireside Chat & 1x1’s

•	Piper Sandler 2025 Growth Frontiers Conference September 10-11, 2025, Nashville, TN – 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our products and solutions, expectations regarding our full-year outlook and our participation in investor conferences and other events during the third quarter of 2025. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenues:
Products and licenses	$131.9	$118.1	$246.0	$218.4
Security subscriptions	297.9	271.7	588.5	535.1
Total revenues from products and security subscriptions	429.8	389.8	834.5	753.5
Software updates, maintenance and services	235.4	237.6	468.5	472.7
Total revenues	665.2	627.4	1,303.0	1,226.2

Operating expenses:
Cost of products and licenses	26.2	24.0	49.2	43.9
Cost of security subscriptions	23.0	16.8	44.4	33.3
Total cost of products and security subscriptions	49.2	40.8	93.6	77.2
Cost of Software updates and maintenance	34.2	31.6	66.3	60.3
Amortization of technology	7.8	5.8	15.4	11.6
Total cost of revenues	91.2	78.2	175.3	149.1

Research and development	112.8	97.1	214.9	196.3
Selling and marketing	227.8	215.7	453.2	421.9
General and administrative	29.8	27.1	60.5	55.7
Total operating expenses	461.6	418.1	903.9	823.0

Operating income	203.6	209.3	399.1	403.2
Financial income, net	28.5	23.7	55.8	46.3
Income before taxes on income	232.1	233.0	454.9	449.5
Taxes on income	29.3	35.6	61.2	68.2
Net income	$202.8	$197.4	$393.7	$381.3
Basic earnings per share	$1.89	$1.78	$3.66	$3.42
Number of shares used in computing basic earnings per share	107.1	111.1	107.5	111.6
Diluted earnings per share	$1.84	$1.74	$3.55	$3.34
Number of shares used in computing diluted earnings per share	110.4	113.6	110.9	114.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenues	$665.2	$627.4	$1,303.0	$1,226.2
Non-GAAP operating income	271.1	265.1	529.7	517.1
Non-GAAP net income	261.4	246.0	507.6	480.5
Diluted Non-GAAP Earnings per share	$2.37	$2.17	$4.58	$4.21
Number of shares used in computing diluted Non-GAAP earnings per share	110.4	113.6	110.9	114.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL
INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

GAAP operating income	$203.6	$209.3	$399.1	$403.2
Stock-based compensation (1)	45.9	39.3	87.1	80.9
Amortization of intangible assets and acquisition related expenses (2)	21.6	16.5	43.5	33.0
Non-GAAP operating income	$271.1	$265.1	$529.7	$517.1

GAAP net income	$202.8	$197.4	$393.7	$381.3
Stock-based compensation (1)	45.9	39.3	87.1	80.9
Amortization of intangible assets and acquisition related expenses (2)	21.6	16.5	43.5	33.0
Taxes on the above items (3)	(8.9)	(7.2)	(16.7)	(14.7)
Non-GAAP net income	$261.4	$246.0	$507.6	$480.5

Diluted GAAP earnings per share	$1.84	$1.74	$3.55	$3.34
Stock-based compensation (1)	0.41	0.34	0.78	0.70
Amortization of intangible assets and acquisition related expenses (2)	0.20	0.15	0.40	0.30
Taxes on the above items (3)	(0.08)	(0.06)	(0.15)	(0.13)
Diluted Non-GAAP earnings per share	$2.37	$2.17	$4.58	$4.21

Number of shares used in computing diluted Non-GAAP earnings per share	110.4	113.6	110.9	114.2

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.2	$0.2
Cost of software updates and maintenance	3.2	2.2	5.3	4.4
Research and development	17.9	13.6	32.6	28.3
Selling and marketing	17.5	14.9	32.1	30.8
General and administrative	7.2	8.5	16.9	17.2
	45.9	39.3	87.1	80.9
(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	7.8	5.8	15.4	11.6
Research and development	1.1	1.6	2.6	3.2
Selling and marketing	12.7	9.1	25.5	18.2
	21.6	16.5	43.5	33.0
(3) Taxes on the above items	(8.9)	(7.2)	(16.7)	(14.7)
Total, net	$58.6	$48.6	$113.9	$99.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)
ASSETS

	June 30,	December 31,
	2025 (Unaudited)	2024 (Audited)
Current assets:
Cash and cash equivalents	$611.7	$506.2
Marketable securities and short-term deposits	912.7	865.7
Trade receivables, net	467.7	728.8
Prepaid expenses and other current assets	104.9	92.7
Total current assets	2,097.0	2,193.4

Long-term assets:
Marketable securities	1,389.0	1,411.9
Property and equipment, net	83.6	80.8
Deferred tax asset, net	76.2	74.7
Goodwill and other intangible assets, net	1,949.0	1,897.1
Other assets	91.9	96.6
Total long-term assets	3,589.7	3,561.1

Total assets	$5,686.7	$5,754.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,352.7	$1,471.3
Trade payables and other accrued liabilities	407.4	472.9
Total current liabilities	1,760.1	1,944.2

Long-term liabilities:
Long-term deferred revenues	540.0	529.0
Income tax accrual	517.1	459.6
Other long-term liabilities	34.7	32.3
	1,091.8	1,020.9

Total liabilities	2,851.9	2,965.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,255.4	3,049.5
Treasury shares at cost	(14,860.9)	(14,264.4)
Accumulated other comprehensive gain (loss)	32.0	(10.3)
Retained earnings	14,407.5	14,013.8
Total shareholders’ equity	2,834.8	2,789.4
Total liabilities and shareholders’ equity	$5,686.7	$5,754.5
Total cash and cash equivalents, marketable securities and short-term deposits	$2,913.4	$2,783.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Cash flow from operating activities:
Net income	$202.8	$197.4	$393.7	$381.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.7	5.2	10.9	12.5
Amortization of intangible assets	19.6	13.5	38.8	27.0
Stock-based compensation	45.9	39.3	87.1	80.9
Realized loss on marketable securities	-	-	0.1	-
Decrease (increase) in trade and other receivables, net	(75.0)	(75.0)	254.4	190.4
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	66.7	18.9	(75.4)	(121.7)
Deferred income taxes, net	(3.6)	0.6	(26.4)	(9.5)
Net cash provided by operating activities	262.1	199.9	683.2	560.9

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(83.7)	-	(83.7)	-
Investment in property and equipment	(6.1)	(6.4)	(13.5)	(12.9)
Net cash used in investing activities	(89.8)	(6.4)	(97.2)	(12.9)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	138.7	158.6	184.7	204.2
Purchase of treasury shares	(325.0)	(325.0)	(650.0)	(650.0)
Payments related to shares withheld for taxes	(12.8)	(12.1)	(14.3)	(13.2)
Net cash used in financing activities	(199.1)	(178.5)	(479.6)	(459.0)

Unrealized gain on marketable securities, net	8.2	7.6	23.2	9.2

Increase (decrease) in cash and cash equivalents, marketable securities and short-term deposits	(18.6)	22.6	129.6	98.2

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	2,932.0	3,035.3	2,783.8	2,959.7

Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$2,913.4	$3,057.9	$2,913.4	$3,057.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: July 30, 2025